Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY ANNOUNCES SECOND QUARTER, 2012 RESULTS

(Calgary, August 10, 2012)/Marketwire – Pengrowth Energy Corporation is pleased to report its unaudited financial and operating results for the three months ended June 30, 2012. All figures are in Canadian dollars unless otherwise stated.

 “The second quarter was an active quarter at Pengrowth. We advanced our strategic plan with the completion of the NAL Energy Corporation (“NAL”) acquisition, and achieved first production from our Lindbergh pilot,” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “These two events are important steps as we seek to become a niche SAGD producer, with NAL providing excellent light oil drilling inventory as well as significant cash flow to fund the Lindbergh SAGD development.”

Highlights

•
On May 31, 2012, Pengrowth completed the acquisition of NAL, adding over 27,000 barrels of oil equivalent per day (“boepd”) of production and 104 million barrels of oil equivalent (“MMboe”) of proved plus probable reserves (as at December 31, 2011).

•	The NAL acquisition expanded Pengrowth’s strategic focus on light oil plays with the addition of 730 locations in the central Alberta Cardium and southeast Saskatchewan Mississippian light oil plays.

•
Mr. Kelvin Johnston and Mr. Barry Stewart joined Pengrowth’s Board of Directors upon closing of the NAL acquisition. Both bring years of experience in the oil and gas industry and augment the depth of Pengrowth’s Board.

•
Second quarter Adjusted Net Income (Loss) was a loss of $89.6 million compared to a loss of $5.4 million in the first quarter of 2012. Included in the second quarter loss was an impairment charge of $78.3 million, relating to natural gas properties, as a consequence of lower commodity prices, and approximately $17.0 million of one-time transaction costs in connection with the NAL acquisition.

•
Average daily production during the second quarter was 78,870 boepd, including one month of NAL production contributing approximately 8,800 boepd to the quarterly average. This represents a four percent increase from first quarter 2012 production of 75,618 boepd. Approximately 54 percent of production was oil and liquids.

•	Positive Lindbergh SAGD pilot results, with the two wells producing an average of 650 barrels of bitumen per day (“bbpd”) each, with an Instantaneous Steam Oil Ratio (“ISOR”) of less than 2.0.

•	Lindbergh proved plus probable reserves increased by 88.7 MMboe or approximately 20 percent over the combined Pengrowth and NAL December 31, 2011 proved plus probable reserves.

Summary of Operating and Financial Results

Summary of Financial & Operating Results (1)

(monetary amounts in millions, except per share and per boe	Three months ended			Six months ended
amounts or as otherwise stated)	30-Jun-12	30-Jun-11	% Change	30-Jun-12	30-Jun-11	% Change
PRODUCTION
Average daily production (boe)	78,870	70,958	11	77,243	72,288	7
CASH FLOW
Funds flow from operations	$94.4	$151.7	(38)	$208	$298.5	(31)
Funds flow from operations per share	$0.23	$0.46	(50)	$0.54	$0.91	(41)

Oil and gas sales (2) (3)	$328.4	$356.7	(8)	$656.8	$697.6	(6)
Oil and gas sales per boe	$45.75	$55.24	(17)	$46.72	$53.32	(12)

Operating expense	$109.8	$91.3	20	$205.3	$182.8	12
Operating expense per boe	$15.29	$14.14	8	$14.6	$13.97	5

Royalty expense	$62.6	$72.2	(13)	$140.5	$132.6	6
Royalty expense per boe	$8.72	$11.18	(22)	$9.99	$10.13	(1)
Royalty expense as a percent of sales	19%	20%		21%	19%

Cash G&A expense	$16.3	$15.8	3	$32.7	$33.5	(2)
Cash G&A expense per boe	$2.27	$2.45	(7)	$2.33	$2.56	(9)

Capital expenditures(2)	$109.2	$162.2	(33)	$262.9	$302.9	(13)
Capital expenditures per share	0.27	$0.49	(45)	$0.68	$0.93	(27)

Capital expenditures including net cash acquisitions	$124.2	$158.3	(22)	$303.0	$300.3	1
Capital expenditures including net cash acquisitions per share	$0.30	$0.48	(36)	$0.78	$0.92	(15)

Dividends paid	$76.8	$68.8	12	$152.7	$137.0	11
Dividends paid per share	$0.21	$0.21	-	$0.42	$0.42	-

Number of shares outstanding at period end (000's)	500,447	328,500	52	500,447	328,500	52
Weighted average number of shares outstanding (000's)	411,408	327,754	26	386,687	327,067	18
STATEMENT OF INCOME (LOSS)
Adjusted Net (Loss) Income	$(89.6)	$30.0	(399)	$(95.0)	$65.9	(244)
Net income	$31.1	$88.5	(65)	$31.8	$94.0	(66)
Net income per share	0.08	0.27	(70)	0.08	0.29	(72)
LONG TERM DEBT
Long term debt(4)	$1,483.7	$1,113.4	33	$1,483.7	$1,113.4	33
Convertible debentures(4)	$297.4	$-	100	$297.4	$-	100
Total Long term debt including convertible debentures	$1,781.2	$1,113.4	60	$1,781.2	$1,113.4	60
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	74%	52%		67%	50%
Heavy oil	14%	10%		15%	11%
Natural gas liquids	14%	15%		18%	17%
Natural gas	-2%	23%		0%	22%

(1) Three and six months ended June 30, 2012 include one month of NAL results.
(2) Prior periods restated to conform to presentation in the current period.
(3) Includes the impact of realized commodity risk management contracts.
(4) Long term debt and convertible debentures include the current and long term portion of each.

Pengrowth’s unaudited financial statements for the three months ended June 30, 2012 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Production

Daily production for the second quarter averaged 78,870 boepd, an increase of approximately four percent compared to an average of 75,618 boepd in the first quarter of 2012 and 11 percent higher compared to 70,958 boepd in the second quarter of 2011. Lindbergh pilot production in the quarter is not included in these numbers.

Contributing approximately 8,800 boepd to second quarter average daily production numbers was one month of production associated with the NAL acquisition, which was completed on May 31, 2012. Offsetting second quarter production was planned downtime associated with turnaround activities of 2,500 boepd at the Olds Gas Facility and the Sable Offshore Energy Project (“SOEP”). Approximately 1,000 boepd of natural gas volumes were shut-in during the second quarter due to low natural gas prices.

Pengrowth’s 2012 capital program is expected to generate full-year average production of between 86,000 and 89,000 boepd, with fourth quarter, 2012 production anticipated to be between 96,000 and 100,000 boepd.

Realized Commodity Prices

Pengrowth’s total average realized price, after risk management activities during the second quarter was $45.75 per boe, a four percent decrease from the first quarter 2012 average price of $47.73 per boe and a 17 percent decrease from the second quarter 2011 average price of $55.24 per boe. The decrease in realized prices from the first quarter is primarily a result of lower benchmark prices for oil and natural gas. The lower realized prices compared to the second quarter of 2011 are a result of lower crude oil benchmark prices, the substantial discounting of Canadian crude oil versus the West Texas Intermediate (“WTI”) benchmark prices and decreased natural gas prices, coupled with lower natural gas volumes being hedged.

As a Canadian producer, Pengrowth receives Canadian benchmark prices for the oil and natural gas that it sells. Benchmark commodity prices declined in the second quarter, with WTI falling nine percent and NYMEX natural gas falling six percent from levels in the first quarter of 2012. Pengrowth’s expectation that the discounted price for Edmonton-based light sweet crude oil would narrow in the second quarter did not materialize. Edmonton-based light sweet crude oil continued to trade at a substantial discount versus WTI, averaging approximately $10 per barrel less than WTI prices during the quarter.

Funds Flow from Operating Activities

Funds flow from operating activities during the second quarter was approximately $94 million ($0.23 per share) compared to $114 million ($0.31 per share) in the first quarter of 2012 and $152 million ($0.46 per share) during the second quarter 2011. The decline in funds flow in the second quarter was due to lower realized commodity prices, higher operating costs associated with turnaround activities and certain one-time expenses related to the NAL acquisition. These one-time transaction expenses associated with the NAL acquisition amounted to approximately $17 million. Absent these one-time expenses, funds flow in the second quarter would have been approximately $111 million ($0.27 per share).

Operating Expenses

Pengrowth incurred operating expenses of approximately $110 million or $15.29 per boe in the second quarter of 2012, including $12 million of additional costs associated with the acquired NAL properties. On a per boe basis, operating expenses were ten percent higher compared to first quarter 2012 expenses of $13.88 per boe and eight percent higher compared to second quarter 2011 expenses of $14.14 per boe. The higher unit operating expenses during the second quarter resulted from lower volumes and expenses related to the planned maintenance activities at Olds and SOEP. Partially offsetting these expenses were lower costs for power and reduced costs for lower subsurface maintenance activities in the second quarter.

Full-year 2012 operating expenses are expected to be $440 million, or $13.75 per boe, which includes the increase in expenses associated with the acquired NAL properties.

Development Activities

In the second quarter, Pengrowth’s capital spending, excluding acquisitions, totalled $109 million versus $154 million in the first quarter of 2012 and $163 million in the second quarter of 2011. Approximately 79 percent of the capital was spent on drilling, completions and facilities, with Pengrowth participating in the drilling of 20 (13.1 net) wells. Spending in the second quarter was primarily focused on the Swan Hills trend, with additional capital allocated to development activities at Lindbergh and Olds. Also during the second quarter, significant planned turnaround activities were completed at the Olds and SOEP facilities, resulting in downtime in production at these properties and limiting production during the quarter. The turnaround activity was completed as scheduled and operations at these facilities have returned to normal.

Swan Hills Trend

In the second quarter of 2012, Pengrowth invested $47 million at Swan Hills to drill eight (7.9 net) operated wells.  Three wells were completed, two of which were tested and tied-in during the quarter, with an average five day initial production (“IP”) rates of over 275 boepd per well. In addition, two (1.9 net) operated wells, drilled and completed in the first quarter, 2012, were brought on stream with average five day IP rates of over 800 boepd per well.

At the end of the quarter, five wells await completion and tie-in.

Olds/Garrington/Lochend

Pengrowth spent $23 million in the Olds/Garrington/Lochend area during the second quarter with three (2.2 net) wells being drilled. An Elkton well was drilled, completed and tied-in during the quarter. An additional Elkton well, which was drilled in the first quarter, was completed and tied-in. The two wells had a combined five day average IP rate of 645 boepd.

Two (1.2 net) Cardium wells were drilled in the Garrington area and two (0.95 net) wells were brought on stream in the Lochend area with a combined 30 day IP rate of 800 boepd.

Lindbergh SAGD Project

Progress continued at Lindbergh with initial production from the two well pairs at the pilot achieved during the second quarter. Pengrowth has been injecting steam into two well pairs since February 2012. The reservoir responded more quickly than expected.  In late May, both well pairs were switched to SAGD production, when pumping equipment was installed in the producer wells.

In June, the two well pairs produced an average of 650 bbpd each, with an average ISOR of less than 2.0, which is meaningfully better than the planned project design SOR of 3.5. Although this early performance is not necessarily indicative of longer term performance, the production and ISOR data is encouraging, with bitumen quality as expected and clean water being produced. There are no issues with either emulsion or produced sand.

On August 2, 2012, Pengrowth reported an updated evaluation of the reserves and contingent resources at Lindbergh, conducted by GLJ Petroleum Consultants Ltd. The update included the assignment of 95.0 million barrels of proved plus probable reserves, 13.0 million barrels of proved reserves and 218.2 million barrels of best estimate contingent resource to the project.

Subject to pilot performance and a declaration of commerciality, Lindbergh is expected to provide Pengrowth with the potential to develop a first stage commercial project of 12,500 bbpd and a final project with up to an additional 17,500 bbpd, with the overall project anticipated to produce up to 30,000 bbpd. This is expected to be low cost, low decline, stable bitumen production, with a 25 year reserve life.

NAL Acquisition

On May 31, 2012, Pengrowth completed the acquisition of NAL. The acquisition bolsters Pengrowth’s asset base of high quality, light oil production, with over 730 light oil drilling locations across the central Alberta Cardium and southeast Saskatchewan Mississippian light oil plays.

Financial Sustainability

Pengrowth remains committed to ensuring its financial sustainability in the face of a declining commodity price environment and continued weakness in Canadian commodity prices, coupled with the global macro-economic headwinds. In conjunction with the NAL acquisition, Pengrowth announced a reduction in 2012 development capital spending of $200 million. Subsequent to the end of the quarter, on July 6, 2012, Pengrowth took additional measures to maintain its financial flexibility, with the announcement of a reduction in monthly dividends from Cdn$0.07 per share to Cdn$0.04 per share, effective with the August 15, 2012 payment.  In addition, the company expects to divest of its approximate ten percent, or 2,500 boepd interest in the Weyburn Unit in Saskatchewan. These measures are intended to safeguard Pengrowth’s financial and balance sheet strength, provide additional flexibility and generate additional funding to support the Lindbergh SAGD project.

Commodity Risk Management

As part of Pengrowth’s continued focus on managing the company’s exposure to commodity price fluctuations and providing a measure of stability to cash flow through the hedging program, additional hedges for 2012 and 2013 were entered during the quarter. An updated summary of Pengrowth’s swap risk management contracts in place for the remainder of 2012 and 2013, as of June 30, 2012 is presented below. Additional details on Pengrowth’s risk management activities, including commodity options, are outlined in Management’s Discussion and Analysis in the second quarter report. We continue to seek additional cash flow certainty through our hedging program and have hedged additional oil and natural gas volumes for 2013 and 2014 as opportunities in the forward markets have evolved.

Crude Oil Swaps:
Reference Point	Volume (bbl/d)	Term	Price per bbl	Settlement Currency
WTI	17,000	Jul 1, 2012 – Dec 31, 2012	$93.23	Cdn
WTI	7,000	Jul 1, 2012 – Dec 31, 2012	$97.36	US
WTI	7,000	Jan 1, 2013 – Dec 31, 2013	$96.73	Cdn
WTI	500	Jan 1, 2013 – Dec 31, 2013	$100.95	US

Natural Gas Swaps:
Reference Point	Volume (MMbtu/d)	Term	Price per MMbtu	Settlement Currency
AECO	1,896	Jul 1, 2012 – Oct 30, 2012	$4.36	Cdn
AECO	18,956	Jul 1, 2012 – Dec 31, 2012	$4.29	Cdn
AECO	51,656	Jan 1, 2013 – Dec 31, 2013	$3.21	Cdn
AECO	2,370	Apr 1, 2013 – Oct 1, 2013	$3.11	Cdn

Power Swaps:
Reference Point	Volume (MW)	Term	Price per MWh	Settlement Currency
AESO	15	Jul 1, 2012 – Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 – Dec 31, 2013	$74.50	Cdn

Outlook

Pengrowth remains on track to achieve its estimated full year average production target of approximately 86,000 to 89,000 boepd and fourth quarter, 2012 production estimate of between 96,000 and 100,000 boepd.

Pengrowth’s large inventory of high netback, light oil opportunities is expected to enable Pengrowth to select the best investment opportunities, create improved capital efficiencies and enhance cash flow.

Pengrowth has $547 million of available capacity on its $1.0 billion (expandable to $1.25 billion) credit facilities, with a remaining term of 3.5 years, a planned asset disposition of its approximate ten percent Weyburn interest and active dividend reinvestment and hedging programs, leaving the company well positioned to maintain financial flexibility in a challenging commodity price environment.

“We continue to identify new opportunities on our existing land base and with the addition of the NAL assets, we have grown our light oil drilling inventory to over 730 locations” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “The addition of over 85 million barrels of proved plus probable reserves at Lindbergh and the positive early performance of the pilot wells are substantial achievements and milestones for this project.”

6.75% Convertible Debentures

Pengrowth’s 6.75% convertible debentures, assumed with the NAL acquisition, will mature on August 31, 2012. Today, approximately $60 million principal amount of these debentures remain outstanding.  Expiry of these debentures will occur at 5:00 p.m. (Mountain Time) on August 31, 2012 and all outstanding debentures which have not been converted at that time will expire and be paid out in cash. Following the expiry, this series of debentures, which trades under the symbol PGF.DB on the Toronto Stock Exchange, will be de-listed.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory Regarding Reserves and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGL or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl).  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf of natural gas to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to the current price of natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

In addition, Pengrowth uses the following frequently-recurring industry terms in this press release: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, and “Bcf” refers to billion cubic feet.

Caution Regarding Well Test Results, Initial Production (IP) Rates and Steam/Oil Ratios

This news release makes references to well test results, IP rates and initial steam/oil ratios for certain properties. These rates are not necessarily representative of long-term well performance or ultimate recoveries and are subject to various performance factors including geological formation, duration of test, pressure and production declines.  Some wells will experience immediate and significant declines in production.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.  A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

For further information in respect of our Lindbergh oil sands reserves, in particular the contingencies and risks associated therewith, please refer to our Annual Information Form for the year ended December 31, 2011 dated February 28, 2012, which is available on our website at www.pengrowth.com and on SEDAR at www.sedar.com.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: average and exit 2012 production expectations,  anticipated 2012 operating expenses, pilot results and production volumes from the Lindbergh project, disposition of the Company’s Weyburn interest, available credit facilities, drilling inventory and commodity risk management agreements. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh SAGD project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do  not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental non-IFRS measures, Adjusted Net Income, operating netbacks and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income, funds flow from operating activities and other measures of financial performance and liquidity reported in accordance with IFRS.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved, 2P and possible reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable and possible reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.